UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 000-33976

Omega Navigation Enterprises, Inc.
(Translation of registrant’s name into English)

24 Kaningos Street, Piraeus 185 34, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Notice of Annual Meeting and Proxy Statement of Omega Navigation Enterprises, Inc. (the “Company”) relating to its annual general meeting scheduled to be held on June 18, 2009.

Exhibit 1

                    May 20, 2009

TO THE SHAREHOLDERS OF
OMEGA NAVIGATION ENTERPRISES, INC.

Enclosed is a Notice of the 2009 Annual Meeting of Shareholders (the “Meeting”) of Omega Navigation Enterprises, Inc. (the “Company”) which will be held at Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on June 18, 2009 at 10:00 a.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class C Directors to serve until the 2012 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2009 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposals One and Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

        Very truly yours,

        George Kassiotis
        Chief Executive Officer

OMEGA NAVIGATION ENTERPRISES, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 18, 2009

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Omega Navigation Enterprises, Inc. (the “Company”) will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on June 18, 2009 at 10:00 a.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect three Class C Directors to serve until the 2012 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2009 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on May 5, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Charilaos Loukopoulos
Secretary

May 20, 2009
Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 18, 2009
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Omega Navigation Enterprises, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004 on June 18, 2009 at 10:00 a.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 20, 2009.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 5, 2009 (the “Record Date”), the Company had outstanding 16,009,079 shares of common stock, par value $0.01 per share (the “Common Shares”)  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq Global Market under the symbol “ONAV.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, 24 Kaningos Street, Piraeus 185 34 Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has nine directors on the board of directors, which is divided into three classes.  As provided in the Company’s amended and restated Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of three Class C Directors expires at the Meeting.  Accordingly, the board of directors has nominated George Kassiotis, Charilaos Loukopoulos and Kevin Harding, each of whom is a current Class C Director, for election as directors whose term expire at the Company’s 2012 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
George Kassiotis	37	Class C Director
Charilaos Loukopoulos	40	Class C Director
Kevin Harding	49	Class C Director

Certain biographical information about each of these individuals is set forth below.

George Kassiotis has served as our President, Chief Executive Officer and Class C Director since our inception in February 2005. Prior to joining us, since 1996 Mr. Kassiotis was the commercial director of Target Marine S.A. and since 1999 he led, as a senior executive director, the development of Target’s business and oversaw its growth and expansion. In this capacity, Mr. Kassiotis was responsible for vessel sale and purchase, project development, financing and other transactions effected by other shipowning affiliates of Target, including the development of Horizon Tankers Ltd., which contracted twelve newbuilding product tankers since 2002. Mr. Kassiotis comes from a shipping family and has been involved in various sectors of the shipping industry, under the family business for 15 years. Mr. Kassiotis graduated from the Universite de Paris, Pantheon - Sorbonne, France in 1993, where he studied international business law, and holds a Masters degree in law from the University of London, England.

Charilaos Loukopoulos has served as our Executive Vice President, Chief Operating Officer, General Counsel and Class C Director since our inception in February 2005. Prior to joining our Company, since 1996, Mr. Loukopoulos was employed by Target Marine where he acted as a general counsel and Insurance and Claims Director. In this capacity, Mr. Loukopoulos was responsible for the administrative and legal supervision of all of Target’s departments, overseeing all the Target operations. Prior to that, after being admitted to the Athens Bar Association in 1993, Mr. Loukopoulos worked as an attorney in a shipping law firm based in Piraeus. He has lectured on shipping law and vessel sale & purchase contracts at the Institute of Chartered Shipbrokers’ Greek branch. He graduated from the University of Thessaloniki, Greece in 1992, having studied law and holds a Masters degree in Shipping law from the University of Southampton, England.

Kevin Harding has served as a Class C Director since the consummation of our initial public offering in April 2006. Mr. Harding is currently acting as a consultant within the shipping industry. From 1992 to 2005, he was the Senior Vice President of Star Reefers UK Ltd., a Siem Industries company, responsible for chartering and sale and purchases of vessels and overseeing operations and financial management. From 1978 to 1992 Mr. Harding served as a manager with Associated Container Transportation Limited (London), where he managed international trade operations.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2009.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Charilaos Loukopoulos
Secretary

May 20, 2009
Athens, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

Dated: June 9, 2009	By:	/s/ Gregory A. McGrath
	Name:	Gregory A. McGrath
	Title:	Chief Financial Officer

SK 23286 0002 987564